

December 3, 2010

William A. Carter, M.D.
Chief Executive Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, PA 19103

     Re: Hemispherx Biopharma, Inc.
             Form 10-K for the year ended December 31, 2009
             Form 10-K/A for the year ended December 31, 2009
             File No. 1-13441

Dear Mr. Carter:

We have reviewed your November 16, 2010 and November 23, 2010 responses to our November 4, 2010 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2009

(17) Fair value, page F-33

1. We acknowledge your response to prior comment 2 and your supplemental response dated November 23, 2010. Please address the following:

   - Provide us a detailed analysis under ASC 815 (formerly EITF 00-19) that supports your classification of the warrants as a liability. Please note that there are certain exceptions where equity classification would not be precluded.

   - The analysis provided presents valuations of the warrants both before and after adjusting for the probability of a "Fundamental Transaction" occurring. You concluded not to record a liability because the value of the warrants was insignificant. Assuming the accounting literature supports that the warrants should be classified as a liability, tell us why your conclusion to record a liability was based only on the valuation after adjusting for the probability of a "Fundamental Transaction." We believe the warrants have value despite the contingency related to a "Fundamental

Transaction" occurring, similar to that provided in your November 23, 2010 response which indicates the warrant value for all the warrants granted on May 18 and 21, 2009 to be approximately $3.2 million using the Black-Scholes-Merton pricing model.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant